

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

August 12, 2009

Mr. Asi Shalgi
President and Chief Executive Officer
Global Energy Inc.
415 Madison Avenue, 15th Floor
New York, NY 10017

RE: **Form 8-K Item 4.01 filed May 20, 2009**
    File #0-28025

Dear Mr. Shalgi:

We have completed our review of your Form 8-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to the undersigned at (202) 551-3866.

Sincerely,

Jeffrey Gordon
Staff Accountant